

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 3, 2010

<u>Via U.S. Mail and Fax</u>
Mr. Steven T. Campbell
Executive Vice President-Finance and
Chief Financial Officer
United States Cellular Corporation
30 North LaSalle Street
Chicago, Illinois 60602

        **Re: United States Cellular Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2009; and
            Form 10Q for the Period Ending March 31, 2010
            Filed February 25, 2009 and March 10, 2010, respectively
            File No. 1-09712**

Dear Mr. Campbell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director